UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             ATC Group Services Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0000020671
             -------------------------------------------------------
                                 (CUSIP Number)

                              Steven N. Hutchinson
                           Acquisition Holdings, Inc.
                         c/o Weiss Peck & Greer, L.L.C.
                               One New York Plaza
                               New York, NY 10004
                                 (212) 908-9500

                                 with a copy to:

                            Dennis J. Friedman, Esq.
                               David M. Wilf, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 17, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 19 Pages

                                  SCHEDULE 13D
---------------------------                         ---------------------------
CUSIP No. 0000020671                                       Page 2 of 19 Pages
---------------------------                         ---------------------------

------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPG Corporate Development Associates V, L.P.
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|

                                                                        (b) |X|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER

     SHARES                -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               1,170,030
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING
                           -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,170,030
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.99%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------------                         ---------------------------
CUSIP No. 0000020671                                       Page 3 of 19 Pages
---------------------------                         ---------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPG Private Equity Partners II, L.L.C.
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
   BENEFICIALLY      8     SHARED VOTING POWER

     OWNED BY              1,170,030
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,170,030
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.99%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------------                         ---------------------------
CUSIP No. 0000020671                                       Page 4 of 19 Pages
---------------------------                         ---------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPG Corporate Development Associates V (Overseas), L.P.
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               1,170,030
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                  -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,170,030
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.99%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------------                         ---------------------------
CUSIP No. 0000020671                                       Page 5 of 19 Pages
---------------------------                         ---------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPG Private Equity Partners II (Overseas), L.L.C.
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               1,170,030
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                  -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,170,030
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.99%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------------                         ---------------------------
CUSIP No. 0000020671                                       Page 6 of 19 Pages
---------------------------                         ---------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPG CDA V (Overseas), Ltd.
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               1,170,030
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                  -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,170,030
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.99%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------------                         ---------------------------
CUSIP No. 0000020671                                       Page 7 of 19 Pages
---------------------------                         ---------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Acquisition Holdings, Inc.
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               1,170,030
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                  -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,170,030
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.99%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------------                         ---------------------------
CUSIP No. 0000020671                                       Page 8 of 19 Pages
---------------------------                         ---------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Acquisition Corp.
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|

                                                                        (b) |X|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               1,170,030
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,170,030
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.99%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------------------                        ---------------------------
CUSIP No. 0000020671                                       Page 9 of 19 Pages
----------------------------                        ---------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Steven N. Hutchinson
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               1,170,030
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,170,030
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.99%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------------                         ---------------------------
CUSIP No. 0000020671                                       Page 10 of 19 Pages
---------------------------                         ---------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wesley W. Lang, Jr.
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ----------------------------------------------------------------------
------------------ ------- ----------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               1,170,030
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              -0-
                   ------- ----------------------------------------------------
                   ------- ----------------------------------------------------
     PERSON          10    SHARED DISPOSITIVE POWER

      WITH                 -0-
------------------ ------- ----------------------------------------------------
-------- ----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,170,030
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.99%
-------- ----------------------------------------------------------------------
-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 0000020671                                       Page 11 of 19 Pages


Item 1.      Security and Issuer.

                  The title of the class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of ATC Group Services Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 104 East 25th Street, New York, NY 10010.

Item 2.      Identity and Background.

                  This Statement is being filed on behalf of WPG Corporate Development Associates V, L.P., a Delaware limited partnership ("CDA"), WPG Private Equity Partners II, L.L.C., a Delaware limited liability company ("WPGPEP"), WPG Corporate Development Associates V (Overseas), L.P., a Cayman Islands exempted limited partnership ("CDAO"), WPG Private Equity Partners II (Overseas), L.L.C., a Delaware limited liability company ("WPGPEPO"), WPG CDA V (Overseas), Ltd., a Cayman Islands limited corporation ("Overseas"), Acquisition Holdings, Inc., a Delaware corporation ("Holdings"), Acquisition Corp., a Delaware corporation ("Acquisition Corp."), Steven N. Hutchinson ("Hutchinson") and Wesley W. Lang, Jr. ("Lang" and together with CDA, WPGPEP, CDAO, WPGPEPO, Overseas, Holdings, Acquisition Corp. and Hutchinson, collectively referred to hereinafter as the "Reporting Persons" and individually as a "Reporting Person").

                  Information with respect to each of the Reporting Persons is set forth below. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person. No Reporting Person is responsible for the completeness or accuracy of the information concerning any of the other Reporting Persons.

                                  SCHEDULE 13D
CUSIP NO. 0000020671                                       Page 12 of 19 Pages

             CDA and CDAO.

                  The principal office of CDA and CDAO is located at c/o Weiss, Peck & Greer Private Equity Group, One New York Plaza, New York, NY 10004-1950. CDA and CDAO are investment partnerships associated with Weiss, Peck & Greer, L.L.C. ("Weiss, Peck"). The general partner of CDA is WPGPEP. The general partners of CDAO are Overseas and WPGPEPO.

             WPGPEP.

                  The principal office of WPGPEP is located at c/o Weiss, Peck & Greer Private Equity Group, One New York Plaza, New York, NY 10004-1950. WPGPEP serves as the general partner of CDA. The members of WPGPEP are Hutchinson (managing member), Lang (managing member), Craig S. Whiting ("Whiting"), Peter B. Pfister ("Pfister"), Philip Greer ("Greer"), Nora E. Kerppola ("Kerppola"), and Kenneth J. Hanau ("Hanau"), all of whom are citizens of the United States, except that Kerppola is a citizen of Finland, and have offices located at One New York Plaza, New York, NY 10004-1950.

             Overseas and WPGPEPO

                  The principal office of Overseas is located at c/o BankAmerica Trust and Banking Corp., P.O. Box 1092, Georgetown, Grand Cayman Island, Cayman Islands, British West Indies. The principal office of WPGPEPO is located at c/o Weiss, Peck & Greer Private Equity Group, One New York Plaza, New York, NY 10004-1950. Overseas and WPGPEPO serve as the general partners of CDAO. Hutchinson and Lang are directors of Overseas. The members of WPGPEPO are the same individuals that serve as members of WPGPEP.

                                  SCHEDULE 13D
CUSIP NO. 0000020671                                       Page 13 of 19 Pages

             Holdings and Acquisition Corp.

                  The principal office of Holdings and Acquisition Corp. is located at c/o Weiss, Peck & Greer, One New York Plaza, New York, NY 10004. CDA owns all of the issued and outstanding equity capital of Holdings, which in turn owns all of the issued and outstanding equity capital of Acquisition Corp. Hutchinson is the President, Kerppola is the Secretary, and Cochran is the Treasurer of both Holdings and Acquisition Corp. Holdings and Acquisition Corp. are special purpose corporations formed to engage in the merger described below.

             Hutchinson, Lang, Whiting, Pfister, Greer, Kerppola, Hanau and Cochran.

                  As described above, (i) Hutchinson is a managing member of WPGPEP and WPGPEPO, director of Overseas, principal of Weiss, Peck, and President and director of both Holdings and Acquisition Corp., (ii) Lang is a managing member of WPGPEP and WPGPEPO, director of Overseas and principal of Weiss, Peck, (iii) Whiting, Pfister and Greer are members of WPGPEP and WPGPEPO, and principals of Weiss, Peck, (iv) Kerppola is a member of WPGPEP and WPGPEPO, employee of Weiss, Peck, and Secretary and director of both Holdings and Acquisition Corp., (v) Hanau is a member of WPGPEP and WPGPEPO, and employee of Weiss, Peck, and (vi) Tania R. Cochran ("Cochran") is an employee of Weiss, Peck, Treasurer and director of both Holdings and Acquisition Corp., and a citizen of the United States, and has her office at One New York Plaza, New York, NY 10004.

                  During the last five years, none of the Reporting Persons named in this Item 2 nor Whiting, Pfister, Greer, Kerppola, Hanua, nor Cochran have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3.      Source and Amount of Funds or Other Consideration.

                  Not Applicable.

                                  SCHEDULE 13D
CUSIP NO. 0000020671                                       Page 14 of 19 Pages


Item 4.      Purpose of Transaction.

                  On October 17, 1997, Holdings entered into a Stockholders Agreement (the "Stockholders Agreement") with certain stockholders of the Issuer (George Rubin and Morry F. Rubin) (the "Stockholders"), pursuant to which the Stockholders granted their irrevocable proxy, among other things, to vote 14.99% of their interest in the Issuer in favor of a business combination (the "Merger") of Holdings with the Issuer effected through a cash tender offer for all Shares at $12 per Share by Acquisition Corp., a wholly-owned subsidiary of Holdings, followed by the Merger of Acquisition Corp. with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Holdings, and against, among other things (other than in connection with the proposed transaction with Holdings), (a) any extraordinary transaction, (b) any sale, lease, or transfer of material assets of the Issuer or any reorganization, recapitalization, or dissolution of the Issuer, and (c) any change in the majority of the board of directors (the "Board") of the Issuer or other actions intended or that reasonably could be expected to impede, delay, or materially adversely affect the Merger. The proxy is revocable only upon termination of the Stockholders Agreement. The Stockholders have also agreed, with limited exceptions, not to sell, pledge, or otherwise transfer Shares representing approximately 14.99% of the outstanding Shares. The description of the Stockholders Agreement set forth in this statement is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference.

                  The Stockholders and their representatives, agents, and affiliates are prohibited from directly or indirectly entering into, soliciting, initiating, or continuing any discussions or negotiations with, providing information to, or otherwise cooperating in any way with any persons, other than Holdings, concerning an offer or proposal which is or is reasonably likely to lead to an acquisition proposal for or with respect to the Issuer (an "Acquisition Proposal"). The Stockholders have also agreed to notify Holdings immediately if any such proposal is made by any person and of the details thereof.

                                  SCHEDULE 13D
CUSIP NO. 0000020671                                       Page 15 of 19 Pages


                  In the event an Acquisition Proposal is consummated, each Stockholder will be required to pay to Holdings, no later than two business days after the receipt of the consideration paid to each Stockholder in connection with the Acquisition Proposal, an amount equal to the product of (x) the number of Shares beneficially owned by such Stockholder, multiplied by (y) the excess of the per share value of consideration paid or payable in consequence of consummation of the Acquisition Proposal over $12 per Share.

                  The Stockholders Agreement will terminate upon the earlier to occur of (i) October 17, 1998 and (ii) the closing of the Merger. However, if Holdings breaches its obligations under the Stockholders Agreement or the proposed agreement and plan of merger (the "Merger Agreement"), the Stockholders Agreement will terminate on March 16, 1998, except that the Stockholders Agreement will terminate immediately upon the breach of Holdings of its agreement (with certain exceptions) to execute the form of Merger Agreement as submitted to the Issuer, to negotiate requested changes thereto or exceptions to the representations and warranties unknown to it on October 17, 1997 in good faith or to use commercially reasonable efforts to consummate the Merger.
                  In connection with the Stockholders Agreement, the Stockholders have agreed to enter into a Severance, Consulting and Noncompetition Agreement (the "Severance Agreement") pursuant to which George Rubin would resign his position as director, Chairman of the Board, and Secretary of the Issuer and Morry Rubin would resign his position as director, President, and Chief Executive Officer of the Issuer, in each case effective on the effective date (the "Effective Date") of the Merger and to provide certain consulting services as requested by the Issuer for a period of three years following the Effective Date. The Severance Agreement would also restrict the Stockholders for a period of three to four years from (i) competing in any aspect of the Issuer's business as conducted on the Effective Date anywhere in the United States, (ii) requesting or causing any employee of the Issuer to

                                  SCHEDULE 13D
CUSIP NO. 0000020671                                       Page 16 of 19 Pages


terminate employment with the Issuer, (iii) competing with ATC Insys Technology Inc. ("Insys") or 3D Information Services, Inc., anywhere in the State of New Jersey, or (iv) soliciting certain customers of Insys within New York City.

                  Under the Severance Agreement, the Issuer is required to pay each Stockholder $1,550,000 upon their resignation and $276,715 on each of the six calendar quarters thereafter, and is required to provide certain other benefits to the Stockholders. The description to the Severance Agreement set forth in this statement is qualified in its entirety by reference to Exhibits D-1 and D-2 as attached to Exhibit A, which is incorporated herein by reference.

                  The Stockholders Agreement was executed simultaneously with the delivery by CDA of an offer letter to the Issuer's Board pursuant to which CDA proposed to make a cash tender offer through Holdings or its affiliates for all of the outstanding Shares of the Issuer at $12 per Share pursuant to the terms of the Merger Agreement providing that, upon completion of the tender offer, Acquisition Corp. would merge with and into the Issuer. The tender offer is conditioned, among other things, on (i) obtaining financing, (ii) a minimum of 50.1% of the outstanding Shares being tendered, and (iii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.


Item 5.      Interest in Securities of the Issuer.

                  (a) and (b)

                  As a result of the Stockholders Agreement, the Reporting Persons acquired the right to vote 1,170,030 (14.99%) of the outstanding Shares of the Issuer. Due to their ability to vote these Shares, the Reporting Persons are deemed to beneficially own 1,170,030 (14.99%) of the outstanding Shares of the Issuer.

(The Issuer's Form 10-Q for the quarterly period ended August 31, 1997 indicated that 7,807,107 Shares were issued and outstanding as of that date.)

                                  SCHEDULE 13D
CUSIP NO. 0000020671                                       Page 17 of 19 Pages


                  (c), (d), and (e)

                  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as set forth in this Statement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with any of the persons or entities named in Item 2, and other persons, or the Issuer with respect to the securities of the Issuer.


Item 7.      Material to be filed as Exhibits.

                  (A) Stockholders Agreement, dated October 17, 1997, among Acquisition Holdings, Inc. and certain stockholders of ATC Group Services Inc., with Exhibits C, D-1, and D-2 attached thereto.

                  (B)    Rule 13d-1(f) Agreement by and among Reporting Persons

                                  SCHEDULE 13D
CUSIP NO. 0000020671                                      Page 18 of 19 Pages


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.



Dated:  October 27, 1997           WPG Corporate Development Associates V, L.P.

                                   By:  WPG Private Equity Partners II, L.L.C.,
                                        its general partner

                                   By:  /s/ Steven N. Hutchinson
                                      ----------------------------------
                                            Steven N. Hutchinson
                                            Managing Member



                                   WPG Private Equity Partners II, L.L.C.


                                   By:  /s/ Steven N. Hutchinson
                                      ----------------------------------
                                            Steven N. Hutchinson
                                            Managing Member



                                   WPG Corporate Development Associates V
                                   (Overseas), L.P.

                                   By:  WPG Private Equity Partners II
                                        (Overseas), L.L.C, its general partner

                                   By:  /s/ Steven N. Hutchinson
                                      ------------------------------
                                            Steven N. Hutchinson
                                            Managing Member



                                   WPG Private Equity Partners II (Overseas),
                                   L.L.C.

                                   By:  /s/ Steven N. Hutchinson
                                      ------------------------------
                                            Steven N. Hutchinson
                                            Managing Member

                                  SCHEDULE 13D
CUSIP NO. 0000020671                                      Page 19 of 19 Pages


                                   WPG CDA V (Overseas), Ltd.

                                   By:  /s/ Steven N. Hutchinson
                                      ------------------------------
                                            Steven N. Hutchinson
                                            Secretary



                                   Acquisition Holdings, Inc.


                                   By:  /s/ Steven N. Hutchinson
                                      ----------------------------------
                                            Steven N. Hutchinson
                                            President



                                   Acquisition Corp.


                                   By:  /s/ Steven N. Hutchinson
                                      ----------------------------------
                                            Steven N. Hutchinson
                                            President



                                   Steven N. Hutchinson


                                        /s/ Steven N. Hutchinson
                                      ----------------------------------


                                   Wesley W. Lang, Jr.


                                        /s/ Wesley W. Lang, Jr.
                                      ----------------------------------